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                               February 1, 2021

       Ingo Mueller
       Chief Executive Officer
       Agriforce Growing Systems, Ltd.
       777 Hornby Street, Suite 600
       Vancouver, BC V6Z 1S4
       Canada

                                                        Re: Agriforce Growing
Systems, Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 20,
2021
                                                            File No. 333-251380

       Dear Mr. Mueller:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 22, 2020 letter.

       Registration Statement on Form S-1 filed January 20, 2021

       Prospectus Cover Page, page i

   1. If you offer the Series A Warrants and common shares together, then you must register them as units in your
offering, even if the common shares and Series A Warrants are immediately separable
following the offering. If you plan to offer units, please revise the registration statement
fee table and prospectus cover page to identify the units as securities in the offering,
identifying the components of the units. Please clarify that each unit contains one common
share and one Series A Warrant to purchase one common share.
 Ingo Mueller
FirstName LastNameIngo  Mueller
Agriforce Growing Systems, Ltd.
Comapany1,NameAgriforce
February   2021          Growing Systems, Ltd.
February
Page 2 1, 2021 Page 2
FirstName LastName
Series A Preferred Share, page 56

2. We note your response to comment three in our letter dated December 22, 2020. We also note Section 29.7 of your Business Corporation Act Articles filed as exhibit 3.2. You
         disclose that the holders of preferred shares will be entitled to one vote on each matter that
         Series A preferred shareholders are exclusively entitled to vote. Please disclose when
         Series A preferred shareholders are exclusively entitled to vote. Form of Series A Warrant - Exhibit 4.1, page 100

3. Section 11 of Exhibit 4.1 stipulates that an investor must submit to the exclusive jurisdiction of state and federal courts located in the City of New York for all legal proceedings arising out of or relating to the Series A warrant. Revise the disclosure in the section captioned "Risk Factors" and in the prospectus to make clear whether this provision applies to actions arising under the Securities Act or the Exchange Act. We note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or its rules and regulations and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the
         Securities Act or its rules and regulations. If this provision applies to Securities Act claims, revise the disclosure in the prospectus to state that there is uncertainty on whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and their rules and regulations. If this provision does not apply to actions arising under the Securities Act or the Exchange Act, ensure that the provision and the disclosure in the prospectus both state this clearly.

Recent Sales of Unregistered Securities, page II-2

4. We note your response to comment five in our letter dated December 22, 2020. Please name the persons or identify the class of persons to whom the securities
         were sold, indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed, and state briefly the facts relied upon to make the exemption available for all the transactions disclosed here. Ingo Mueller
Agriforce Growing Systems, Ltd.
February 1, 2021
Page 3

       You may contact Mindy Hooker, Staff Accountant at (202) 551-3732 or Martin James,
Senior Advisor at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-
3345 or Geoffrey Kruczek, Staff Attorney at (202) 551-3641 with any other questions.



                                                          Sincerely,
FirstName LastNameIngo Mueller
                                                          Division of
Corporation Finance
Comapany NameAgriforce Growing Systems, Ltd.
                                                          Office of
Manufacturing
February 1, 2021 Page 3
cc:       Jolie Kahn
FirstName LastName